

Mail Stop 4546

January 30, 2017

Dr. Brian Murphy
Chief Executive Officer and Chief Medical Officer
Nemus Bioscience, Inc.
600 Anton Blvd., Suite 1100
Costa Mesa, CA 92626

> **Re:** **Nemus Bioscience, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 20, 2017**
> **File No. 333-215645**

Dear Dr. Murphy:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note that you recently filed an application requesting confidential treatment for portions of an agreement filed with your Amendment to the Current Report on Form 8-K filed January 20, 2017. Please note that we will not be in a position to accelerate the effective date of your registration statement until such time as the confidential treatment application is resolved.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jeffrey Gabor at (202) 551-2544 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Daniel E. Rees, Esq.
        Latham & Watkins LLP